Exhibit (a)(1)(J)

LS Corp. and LS Cable Ltd. Accept Shares in Tender Offer for

Common Stock of Superior Essex and Commence Subsequent Offering Period

SEOUL, KOREA and ATLANTA, GEORGIA, July 31, 2008 – LS Corp., its subsidiary LS Cable Ltd. and Superior Essex Inc. (NASDAQ: SPSX) announced today the expiration of the initial offering period in the tender offer by Cyprus Acquisition Merger Sub, Inc. (Cyprus), a subsidiary of LS Cable Ltd., for all outstanding shares of common stock of Superior Essex. The initial offering period expired, as scheduled, at 5:00 PM (New York time) on Wednesday, July 30, 2008.

A total of 17,290,058 Superior Essex shares were validly tendered and not withdrawn prior to the expiration of the initial offering period, representing approximately 86.9% of the outstanding shares (and approximately 82.1% of the shares outstanding on a fully-diluted basis, determined as set forth in the offer to purchase). An additional 1,429,016 shares were tendered pursuant to notices of guaranteed delivery. All Superior Essex shares validly tendered in the initial offering period have been accepted for payment.

Cyprus has commenced a subsequent offering period for all remaining shares of Superior Essex common stock to permit stockholders who have not yet tendered their shares the opportunity to do so. This subsequent offering period will expire at 5:00 PM (New York time) on Monday, August 4, 2008, unless extended.

The same $45.00 per share price offered in the initial offering period will be paid during this subsequent offering period. All shares validly tendered will be immediately accepted and payment will be made promptly after acceptance, in accordance with the terms of the offer. Procedures for tendering shares are the same as during the initial offering period with two exceptions: (1) shares cannot be delivered by the guaranteed delivery procedure and (2) shares tendered during the subsequent offering period may not be withdrawn.

Pursuant to the terms of the previously announced merger agreement, LS Cable expects to effect a merger of Cyprus with and into Superior Essex. As a result of the merger, all other Superior Essex shares (other than those as to which holders properly exercise appraisal rights and those owned by Cyprus or held in the treasury of Superior Essex) will be canceled in exchange for the right to receive the same $45.00 per share price as paid in the tender offer, without interest and less any amounts required to be withheld under applicable U.S. federal, state or local tax laws. LS Cable intends to complete the merger as soon as practical. If, as a result of additional shares tendered and purchased in the subsequent offering period or otherwise, Cyprus becomes the owner of at least 90% of the outstanding Superior Essex shares, Cyprus will be able to complete a “short form” merger, as provided under the terms of the merger agreement.

About LS Cable

LS Cable, a newly established and wholly owned subsidiary of LS Corp., is a leading wire and cable manufacturer with headquarters located in Korea. LS Cable has 3,300 employees and more than 15 manufacturing sites located in 10 countries, with operations on three continents. LS Cable provides a wide range of power and communications cable solutions for the energy infrastructure, construction, automotive, railway, telecommunication and electronic industries. With high, medium and low voltage power cables, LS Cable meets its customers’ demands for cable and cable systems for power transmission and distribution in energy infrastructure and related industries.

LS Cable also serves the needs of customers for optical communication, which is the platform of broadband networks. LS Cable offers various optical cables and optical fibers of single and multi mode for LAN, access, long distance and metropolitan networks. LS Cable supplies coaxial cables, UTP cables and FTTH (Fiber to The Home) solutions for rapid and massive data transmission. For more information about LS Cable, please visit www.lscable.com.

LS Corp. (formerly know as LS Cable Ltd.) was founded in Korea in 1962 and it became a listed company on the Stock Market Division of Korea Exchange (formerly known as Korea Stock Exchange) in June 1977. As previously announced, on July 2, 2008, LS Corp. effected an internal corporate structure change, whereby LS Corp. changed its name from “LS Cable Ltd.” to “LS Corp.” and transferred the assets and liabilities of its wire and cable business into a newly established wholly owned subsidiary named “LS Cable Ltd.”

About Superior Essex

Superior Essex Inc., a FORTUNE 1,000 company, is one of the largest wire and cable manufacturers in the world. The Company manufactures and supplies a broad portfolio of wire and cable products for the communications, energy, automotive, industrial, and commercial & residential end-markets. It is a leading manufacturer of magnet wire, fabricated insulation products, and copper and fiber optic communications wire and cable. It is also a leading distributor of magnet wire, insulation and related products.

Additional information on the Company can be found on its website at www.superioressex.com

Forward-Looking Statements and Risk Factors

This press release contains certain forward-looking statements with respect to the subsequent offering period and the completion the merger. Completion of the merger is subject to conditions, including the receipt of regulatory approvals, and there can be no assurances that those conditions will be satisfied and that the merger will be completed. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. Forward-looking statements contained herein are made only as of the date hereof, and we do not undertake to update these statements to reflect subsequent events or developments, except as required by federal securities law including SEC rules.

Contacts:

For LS Cable:

Kekst and Company

Kimberly Kriger or Victoria Weld

212-521-4800

LS Cable Ltd.

Dong Hee Keum

+82-2-2189-9302

Information Agent:

MacKenzie Partners, Inc.

(212) 929-5500 (call collect) or (800) 322-2885 (toll free)

tenderoffer@mackenziepartners.com

Dealer Manager:

Macquarie Capital (USA) Inc.

(800) 560-1531 (toll free)

For Superior Essex:

Peggy Reilly Tharp

Director, Investor Relations

770-657-6246

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